

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 28, 2007

Mr. Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193 South Africa

    Re: **Gold Fields Limited**
            Form 20-F for Fiscal Year Ended June 30, 2006
            Filed November 24, 2006
            Response Letter Dated July 31, 2007
            File No. 001-31318

Dear Mr. Holland:

      We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

Results of Operations – Years Ended June 30, 2006 and 2005, page 145

Depreciation and Amortization, page 150

1.   We note you intend to revise your critical accounting policies discussion in response to our prior comment 2 in our letter dated July 3, 2007. Please expand your proposed critical accounting policies discussion to add your response to point (c) of our prior comment 2, namely your statement that all changes expected to have a material impact on DD&A and reserves are incorporated in DD&A calculations as soon as they become known. In addition, provide similar disclosure within your footnotes to your financial statements.

Financial Statements

Note 2 – Significant Accounting Policies, page F-7

(d) Property, Plant and Equipment, page F-8

2.	We note your response to prior comment 3 in our letter dated July 3, 2007. As previously requested, please add this response to your disclosure under point (i). With regard to the last paragraph of your response, please further clarify the extent to which you capitalize costs of upgrading resources from one category to the other and for costs of converting resources to proven and probable reserves when these resources are adjacent to but not within proven and probable reserves and are expected to be encompassed within a mine site for which you have established a final feasibility study.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

	Sincerely,

	Karl Hiller
	Branch Chief